Filed Pursuant to Rule 424(b)(2)
File No. 333-202840

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated August 5, 2016 PRICING SUPPLEMENT No. 717 dated August , 2016 (To Prospectus Supplement dated March 18, 2015 and Prospectus dated March 18, 2015)

Wells Fargo & Company

Medium–Term Notes, Series K

$

Capped Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due August 24, 2026

The notes have a term of 10 years. The notes pay interest quarterly at a rate that will be fixed at 3.00% per annum for the first two years and thereafter at a floating rate that will be reset each quarter and will be equal to 3 month LIBOR plus 1.05%, subject to the applicable maximum interest rate, as set forth below. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes will not be listed on any exchange and are designed to be held to maturity.

Issuer:	Wells Fargo & Company (“Wells Fargo”)
Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Pricing Date:	August 19, 2016.*
Issue Date:	August 24, 2016.* (T+3)
Stated Maturity Date:	August 24, 2026.* The notes are not subject to redemption by Wells Fargo or repayment at the option of any holder of the notes prior to the stated maturity date.
Payment at Maturity:	A holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.
Interest Payment Dates:

Each February 24, May 24, August 24 and November 24, commencing November 24, 2016, and at maturity.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include November 23, 2016. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during the first eight quarterly interest periods (up to and including the interest period ending August 23, 2018) will be equal to 3.00% per annum. For all quarterly interest periods commencing on or after August 24, 2018, the interest rate that will apply during an interest period will be equal to 3 month LIBOR on the interest determination date for such interest period plus 1.05%, subject to the applicable maximum interest rate. See “Description of Notes—Floating Rate Notes—Base Rates—LIBOR Notes” in the accompanying prospectus supplement for further information about the manner in which 3 month LIBOR will be determined on each interest determination date. The “index maturity” for purposes of the LIBOR provision in the accompanying prospectus supplement is 3 months.

Interest Determination Date:	The “interest determination date” for an interest period commencing on or after August 24, 2018 will be the date that is two London banking days prior to the first day of such interest period.
Maximum Interest Rate:	The maximum interest rate applicable to an interest period commencing on or after August 24, 2018 is as follows:
• Commencing August 24, 2018 and ending August 23, 2020 3.50% per annum
• Commencing August 24, 2020 and ending August 23, 2023 4.00% per annum
• Commencing August 24, 2023 and ending August 23, 2024 4.50% per annum
• Commencing August 24, 2024 and ending August 23, 2025 5.00% per annum
• Commencing August 24, 2025 and ending August 23, 2026 6.00% per annum
Calculation Agent:	Wells Fargo Securities, LLC
Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP Number:	94986RT68

*

To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-3.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$12.50	$987.50
Total

(1)

The agent discount will not be more than $12.50 per note. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

INVESTMENT DESCRIPTION

The Notes Linked to 3 Month LIBOR due August 24, 2026 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated March 18, 2015 and the prospectus dated March 18, 2015 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated March 18, 2015 and Prospectus dated March 18, 2015 filed with the SEC on March 18, 2015: http://www.sec.gov/Archives/edgar/data/72971/000119312515096449/d890684d424b2.htm

INVESTOR CONSIDERATIONS

We have designed the notes for investors who:

■	seek current income at a fixed rate of interest of 3.00% per annum for the first two years and are willing to accept a floating rate of interest thereafter;

■

seek an investment with a per annum interest rate that will be reset quarterly after the second year and will be equal to 3 month LIBOR plus 1.05%, subject to the applicable maximum interest rate, for any quarterly interest period;

■

understand that the interest rate on the notes for any quarterly interest period after the second year will never be higher than the applicable maximum interest rate regardless of how high 3 month LIBOR rises;

■

understand that the cumulative interest rate for the first two years will be 3.00% per annum and that if 3 month LIBOR plus 1.05% is less than the applicable maximum interest rate for any quarterly interest period after the second year, the cumulative interest rate for that year will be less than such applicable maximum interest rate; and

■	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

■	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

■	expect interest rates to increase beyond the rates provided by the notes;

■	are unwilling to accept the credit risk of Wells Fargo; or

■	prefer the certainty of investments with fixed coupons for the entire term of the investment and with comparable maturities issued by companies with comparable credit ratings.

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RISK FACTORS

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will be equal to 3.00% per annum for the first two years and thereafter will be based on the level of 3 month LIBOR, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed 3.00% per annum during the first two years and the applicable maximum interest rate following the first two years regardless of the level of 3 month LIBOR on any interest determination date. In addition, if 3 month LIBOR plus 1.05% is less than the applicable maximum interest rate for any quarterly interest period after the first two years, the cumulative interest rate for that year will be less than such applicable maximum interest rate. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

An Investment In The Notes May Be More Risky Than An Investment In Notes With A Shorter Term.

The notes have a term of ten years. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the maximum interest rates provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	3 Month LIBOR. The value of the notes prior to maturity will be influenced by the level of 3 month LIBOR forward rates at that time.

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•	Interest Rates. The value of the notes may be affected by changes in the interest rates and in the yield curve in the U.S. markets.

•

Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of 3 month LIBOR. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of 3 month LIBOR during the period of time still remaining to the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount payable at maturity.

•

Volatility of 3 Month LIBOR. Volatility is the term used to describe the size and frequency of fluctuations in the level of the 3 month LIBOR. The value of the notes may be affected if the volatility of 3 month LIBOR changes.

•

Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of 3 month LIBOR, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

•

The calculation agent is our affiliate and, as a result, potential conflicts of interest could arise. Wells Fargo Securities, LLC, which is our affiliate, will be the calculation agent for the notes. Although the calculation agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the calculation agent and you.

•

A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession, creating a further incentive for the participating dealer to sell the notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities and this projected profit will be in addition to any concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

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HISTORICAL INFORMATION

The following graph sets forth 3 month LIBOR for each day in the period from January 1, 2006 to August 4, 2016. On August 4, 2016, 3 month LIBOR was 0.78760%. The historical 3 month LIBOR set forth below should not be taken as an indication of 3 month LIBOR in the future.

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UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are an investor subject to special rules, such as:

•	a financial institution;

•	a “regulated investment company”;

•	a “real estate investment trust”;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;

•	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or

•	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws, any alternative minimum tax consequences or the potential application of the Medicare tax on net investment income. You should consult your tax adviser concerning the application of the U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Davis Polk & Wardwell LLP, based on current market conditions, the notes should be treated as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate (“QFR”) for U.S. federal income tax purposes. The remaining discussion is based on this treatment.

Tax Consequences to U.S. Holders

This section applies only to U.S. holders. You are a “U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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Qualified Stated Interest and Original Issue Discount. If a debt instrument’s stated redemption price at maturity exceeds its issue price by an amount that does not satisfy a de minimis test, the excess will be treated as original issue discount (“OID”) for U.S. federal income tax purposes. Under applicable Treasury Regulations, the “stated redemption price at maturity” of a debt instrument generally will equal the sum of all payments required under the debt instrument other than payments of qualified stated interest (“QSI”). QSI generally includes stated interest unconditionally payable (other than in debt instruments of the issuer) at least annually at a single rate.

In order to determine the amount of QSI and OID (if any) in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). Then, the rules described in the preceding paragraph will apply to the equivalent fixed rate debt instrument to determine the amount of QSI and OID on the notes. Under these rules, the notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time under the equivalent fixed rate debt instrument, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID.

QSI on the notes generally will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. You will be required to include the OID, if any, in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the notes are not issued with OID, all stated interest on the notes will be treated as QSI and will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. If the amount of interest you receive on the notes in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to you as ordinary income. Otherwise, any difference will reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income.

Information regarding the determination of QSI and the amount of OID, if any, on the notes may be obtained by submitting a written request to us at: Wells Fargo Securities, LLC, Investment Solutions Group, 375 Park Avenue, New York, NY 10152.

Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued QSI, which will be treated as a payment of QSI) and your tax basis in the notes. Your tax basis in the notes generally will equal the amount you paid to acquire them, increased by the amount of OID (if any) previously included in income with respect to the notes and reduced by any payments other than QSI received. Such gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a non-U.S. holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition, (ii) a former citizen or resident of the United States or (iii) a person for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States. If you are or may become such a person during the period in which you

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hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

Subject to the discussion below concerning FATCA, you generally will not be subject to U.S. federal income or withholding tax in respect of the notes, provided that:

•	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

•	you provide to the applicable withholding agent an appropriate IRS Form W-8 on which you certify under penalties of perjury that you are not a U.S. person.

U.S. Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in the notes. Absent an applicable treaty benefit, a note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note if received by the decedent at the time of death would have been subject to U.S. federal withholding tax as described above (even if the Form W-8 certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the notes in your particular situation and the availability of benefits provided by an applicable estate tax treaty, if any.

Backup Withholding and Information Reporting

Information returns generally will be filed with the Internal Revenue Service (the “IRS”) with respect to payments of interest (including OID, if any) on the notes and may be filed with the IRS in connection with the payment of proceeds from a sale, exchange or other disposition of the notes. If you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. holder) or meet certain other conditions, you may also be subject to backup withholding at the rate specified in the Code. If you are a non-U.S. holder that provides an appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Withholding under these rules (if applicable) applies to payments of amounts treated as interest (including OID, if any) on the notes and to payments of gross proceeds of the disposition (including upon retirement) of the notes. Pursuant to published guidance issued by the IRS, withholding on the payment of gross proceeds (other than any amount treated as interest) of a disposition will be required only for dispositions after December 31, 2018. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisers regarding the potential application of FATCA to the notes.

The preceding discussion constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $12.50 per note. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

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